EXHIBIT 99.1


                             OGDEN TELEPHONE COMPANY

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         To be Held on December 30, 1997


To the Shareholders of Ogden Telephone Company:

        A Special Meeting of the Shareholders ("Special Meeting") of Ogden Telephone Company ("Ogden") will be held on Tuesday, December 30, 1997 at 10:00am local time at the offices of Harter, Secrest & Emery, 700 Midtown Tower, Rochester, New York, for the following purposes:

               1. To consider and vote upon a proposal to approve and to adopt an Agreement and Plan of Reorganization By and Among Citizens Utilities Company, Citizens-Ogden Telecommunications Company and Ogden Telephone Company, dated February 3, 1997 ("Merger Agreement"), as more fully described in the accompanying Proxy Statement/Prospectus; and

               2. To transact any other business which may properly come be-fore the Special Meeting or any adjournment thereof.

        The Board of Directors has fixed the close of business on December 1, 1997 as the record date for the determination of the holders of Ogden common stock entitled to notice of, and to vote at, the Special Meeting. Your attention is directed to the accompanying Proxy Statement/Prospectus.

        All Shareholders are cordially invited to attend the Special Meeting. To ensure your representation at the meeting, however, you are urged to complete, date, sign, and return the enclosed Proxy as soon as possible. Any Shareholder attending the Special Meeting may vote in person even if that Shareholder has returned a Proxy.


                                           By Order of the Board of Directors,




                                           Maureen L. Howard,
                                           Secretary



December 1, 1997